UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

ALDER BIOPHARMACEUTICALS, INC.

(Name of Subject Company)

VIOLET ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

LUNDBECK LLC

(Offeror)

An Indirect Wholly Owned Subsidiary of

H. LUNDBECK A/S

(Offeror)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

014339 105

(CUSIP Number of Class of Securities)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+45 36 30 13 11

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

(312) 861-8634

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,098,662,157.89	$254,357.86

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (a) the product of (i) $18.61, the average of the high and low sales prices per share of Alder BioPharmaceuticals, Inc. (“Alder”) common stock, par value $0.0001 per share (each such share, a “Share”), on September 16, 2019, as reported by NASDAQ, and (ii) 118,957,061 Shares, which consist of (A) 83,637,234 Shares outstanding, (B) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than (1) $18.00 per Share plus (2) the maximum contingent cash consideration payment of $2.00 per share pursuant to that certain contingent value right agreement ((1) and (2) collectively, the “Offer Price”), (C) 1,288,423 Share subject to issuance upon settlement of outstanding restricted stock units, (D) 98,866 Shares estimated to be issued under Alder’s 2014 Employee Stock Purchase Plan after signing of, but prior to the consummation of, the transaction, (E) 7,927,760 Shares issuable upon conversion of Class A-1 Convertible Preferred Stock, (F) 232,950 Shares issuable in connection with the exercise of a warrant to purchase Class A-1 Convertible Preferred Stock issuable by Alder in accordance with a specified preferred stock purchase agreement with an exercise price less than the price of $20.00 per share (the “Warrant”), and (G) 17,357,028 Shares issuable upon the conversion of certain Alder convertible notes, less (b) an amount equal to the sum of (i) the product of (A) 8,414,800 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price multiplied by (B) the weighted average exercise price for such options of $13.30 per Share and (ii) the product of (A) 232,950 Shares issuable in connection with the exercise of the Warrant multiplied by (B) the weighted average exercise price in connection with the exercise of the Warrant of $13.788 per Share. The calculation of the filing fee is based on information provided by Alder as of September 12, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.00012120.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $254,357.86	Filing Party: Violet Acquisition Corp., Lundbeck LLC and H. Lundbeck A/S
Form or Registration No.: Schedule TO	Date Filed: September 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Violet Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company, and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab, with the Securities and Exchange Commission on September 23, 2019 (as amended and together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation, at a price of (x) $18.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated September 23, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each has and may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1)

The information set forth on page 1 of the Offer to Purchase in the section titled “Summary Term Sheet” is amended and supplemented by restating the paragraph opposite the heading “Price Offered Per Share” as follows:

Price Offered Per Share

$18.00 per Share, net to the seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share (each, a “CVR” or a “Contingent Value Right”), which represents the right of the CVR holder to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement, on or prior to December 31, 2024 (the “CVR Expiration Date”), of the first legally valid approval by the European Commission of a marketing authorization application for any medicinal product for human use containing Eptinezumab antibody (a “CVR Product”) in the European Union, through the European Medicines Agency’s centralized procedure, which grants the right to place on the market, sell, market and promote the applicable product in the European Union in accordance with applicable legal requirements, excluding pricing and reimbursement approval (any such approval generally, a “Marketing Authorization Approval”), for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 (the first such Marketing Authorization Approval, the “Milestone”) (such potential cash payment, together with the Closing Amount, are referred to collectively herein as the “Offer Price”). Once granted by the European Commission, the Marketing Authorization Approval is legally binding on all European Member States, Iceland, Norway and Liechtenstein. A legal challenge, if any, to the Marketing Authorization Approval, would not affect the right of CVR holders to receive the contingent cash consideration nor entitle Parent or Payor to delay the payment thereof. As a result of the Merger, Alder will cease to be a publicly traded company and will become a wholly owned subsidiary of Payor. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. Parent shall issue a press release (which will be made available online at https://investor.lundbeck.com/releases) (or else notify CVR holders in writing) promptly following the (i) acceptance by the applicable governmental body of each application seeking a Marketing Authorization Approval for a CVR Product for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 (unless the Milestone has already been achieved or the CVR Expiration Date has occurred) and (ii) achievement of the Milestone.

(2)

The information set forth on page 2 of the Offer to Purchase in the section titled “Summary Term Sheet” is amended and supplemented by deleting the paragraph under the heading “What is a CVR and how does it work?” and replacing it with the following paragraphs:

“A CVR represents the contractual right of the CVR holder to receive cash, without interest thereon and less any applicable withholding taxes, upon the achievement of the Milestone. At or prior to the Offer Acceptance Time (as defined below), Parent, Payor and a rights agent mutually acceptable to Parent and Alder (the “Rights Agent”) will enter into a Contingent Value Rights Agreement in the form attached as Annex II to the Merger Agreement and with such revisions thereto, if any, requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any CVR holder (the “CVR Agreement”), which will govern the terms of the CVRs. Each CVR represents the right of the CVR holder to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the Milestone. If the Milestone has been achieved on or prior to the CVR Expiration Date, then on or prior to the date that is twenty (20) business days following achievement of the Milestone, Parent will deliver to the Rights Agent a written notice stating that the Milestone has been achieved (the “Milestone Notice”), together with an officer’s certificate certifying the date of such achievement and that the CVR holders are entitled to receive the previously contingent cash consideration, and Payor will promptly after delivery of the Milestone Notice deposit with the Rights Agent the aggregate amount necessary to pay CVR holders the previously contingent cash consideration. The Rights Agent will then promptly, and in any event within ten (10) business days after receipt of the Milestone Notice (as well as any letter of instruction reasonably required by the Rights Agent), send to each CVR holder at its registered address a copy of the Milestone Notice and pay the product of (i) $2.00 and (ii) the number of CVRs held by such CVR holder as reflected in a register kept by the Rights Agent (the “CVR Register”), less any applicable withholding taxes, by check mailed to the address of such CVR holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. If the Milestone has not been achieved on or prior to the CVR Expiration Date, Payor will not be required to make any payment to the Rights Agent or any CVR holder pursuant to the CVR Agreement.

Under the CVR Agreement, Parent shall, and shall cause its subsidiaries to, use “Commercially Reasonable Efforts” to achieve the Milestone as promptly as practicable following the date and time the Merger becomes effective and no later than the CVR Expiration Date. For purposes of the CVR Agreement, “Commercially Reasonable Efforts” means the level of efforts and resources that are consistent with the level of efforts and resources normally used, in good faith, by Parent to develop and obtain Marketing Authorization Approval for a product which is at a similar stage in development and has a similar market potential as the CVR Product, subject to certain further terms and considerations summarized in Section 11 — “The Merger Agreement; Other Agreements” — “CVR Agreement” of this Offer to Purchase.

Use of Commercially Reasonable Efforts by Parent under the CVR Agreement does not (i) require a filing with respect to a Marketing Authorization Approval for the CVR Product prior to the fourth quarter of calendar year 2020 or (ii) guarantee that Parent will achieve the Milestone at all or by a specific date.

Parent and Payor will enter into the CVR Agreement for the equal and proportionate benefit of all holders of CVRs. The rights of CVR holders under the CVR Agreement will be limited to those expressly provided in the CVR Agreement, which, apart from the right to receive the contingent cash payment noted above and certain limited transfer rights, include that (i) Parent, Payor and the Rights Agent, subject to certain limited exceptions, may amend the CVR Agreement only with consent of CVR holders that hold not less than a majority of the outstanding CVRs as set forth in the CVR Register (the “Acting Holders”), and (ii) other than the Rights Agent, only the Acting Holders, on behalf of all CVR holders, have the right to institute any action or proceeding with respect to the CVR Agreement. No individual CVR holder or other group of CVR holders will be entitled to exercise such rights. Further, the CVRs will not (i) entitle holders thereof to any voting or dividend rights, (ii) accrue any interest on any amounts payable on the CVRs to any holder, (iii) represent any equity or ownership interest in Parent, Payor, Purchaser, Alder or any of their respective affiliates or (iv) impose under the CVR Agreement any fiduciary or similar duties or obligations on Parent and its directors and officers or Payor and its managers and officers.

See Section 11 — “The Merger Agreement; Other Agreements” — “CVR Agreement” of this Offer to Purchase.”

(3)

The information set forth on page 4 of the Offer to Purchase in the section titled “Summary Term Sheet” is amended and supplemented by deleting the paragraphs under the heading “Is your financial condition relevant to my decision to tender my Shares in the Offer?” and replacing it with the following paragraphs:

“No. We do not think our, Payor’s or Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•

Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Closing Amount in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date (as defined below), to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs on the payment date applicable thereto.

While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision to tender your Shares:

•

our financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Payor to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Parent and Payor than those accorded to general unsecured creditors of Parent and Payor under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and Payor’s secured obligations to the extent of the collateral securing such obligations; and

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Payor’s and Parent’s other subsidiaries.”

(4)

The information set forth under Section 9 — “Source and Amount of Funds.” of the Offer to Purchase is amended and supplemented by deleting the paragraphs under Section 9 — “Source and Amount of Funds.” in its entirety and replacing it with the following paragraphs:

“Purchaser estimates that it will need approximately $2.1 billion, plus related fees and expenses, to purchase all of the Shares pursuant to the Offer, make payments in respect of outstanding shares of Class A-1 Convertible Preferred Stock, In the Money Options, Company RSUs, Company PSUs, the Company Warrant (if issued and outstanding) and in connection with the repurchase or conversion, as applicable, of the Convertible Senior Notes in accordance with the terms of the Convertible Senior Notes Indenture and to pay the Merger Consideration and consummate the Merger. In addition, Purchaser estimates that it would need approximately an additional $232 million to pay the maximum aggregate amount that holders of the CVRs and former holders of Out of the Money Options would be entitled to in the event that the Milestone is timely achieved. Parent will cause Payor to provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger Consideration, payments to holders of the CVRs and the other payments contemplated by the Merger Agreement, all in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s, Payor’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer or the Merger.

Parent expects to obtain the necessary funds for the acquisition of Shares in the Offer, the Merger Consideration and the other payments contemplated by the Merger Agreement through (i) its cash on hand, (ii) borrowings under its existing credit facilities described below or (iii) a combination of the foregoing. To the extent borrowings are made by Parent to fund Purchaser’s purchase of Shares, such funds will be provided to Purchaser through intercompany borrowings. Aside from its existing credit facilities, Parent does not have any other alternative financing plans or arrangements.

Revolving Credit Agreement

On June 25, 2019, Parent entered into a multicurrency revolving facility agreement (the “Revolving Credit Agreement”) with Danske Bank A/S and Nordea Danmark, Filial af Nordea Bank Abp, Finland, as mandated lead arrangers, Bank of America Merrill Lynch International Designated Activity Company, BNP Paribas Fortis SA/NV and Skandinaviska Enskilda Banken AB (publ), as lead arrangers, Jyske Bank A/S, as arranger, Nordea Danmark, Filial af Nordea Bank Abp, Finland, as documentation agent, the financial institutions listed on Schedule 1 thereto, as lenders (the “Revolving Facility Lenders”), and Danske Bank A/S, as facility agent. The Revolving Credit Agreement provides a EUR 1.5 billion (or approximately $1.65 billion at a EUR/USD exchange rate as of October 9, 2019 of 1.10) unsecured revolving credit facility (the “Revolving Facility”) with a maturity date of June 25, 2023, subject to Parent’s right to request extension of the Revolving Facility with respect those Revolving Facility Lenders who consent to such extension to a final maturity date no later than June 25, 2026. Borrowings under the Revolving Facility are subject to customary conditions.

Borrowings under the Revolving Facility will bear interest at a rate per annum equal to the sum of (i) a base rate depending on the currency of the relevant loan and the duration of the relevant interest period (which, for loans in US dollars, will have a base rate equal to LIBOR for the relevant interest period, which may be one, three, six or twelve months), and (ii) the applicable margin. The applicable margin is determined based on a pricing grid with eight pricing levels depending on Parent’s consolidated leverage (calculated as a ratio of net debt to adjusted EBITDA for a relevant period) and ranges from 0.55% to 1.95% per annum. As of October 10, 2019, there were no borrowings outstanding under the Revolving Facility. Interest rates applicable to future loans under the Revolving Facility will be subject to the factors described above, including increase or decrease in the applicable margin as a result of changes in Parent’s consolidated leverage.

All payments of principal and interest with respect to the Revolving Facility will be due and payable as specified in the Revolving Credit Agreement. To date, no plans have been made to finance or repay any borrowings under the Revolving Facility after the consummation of the transactions contemplated by the Merger Agreement, other than as required by the terms of such the Revolving Credit Agreement.

The Revolving Credit Agreement contains representations and warranties, affirmative and negative covenants, including financial maintenance covenants, and events of default, that Parent believes are usual and customary for such a credit facility.

The foregoing summary of the Revolving Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Revolving Credit Agreement itself, which is incorporated herein by reference. We have filed a copy of the Revolving Credit Agreement as Exhibit (b)(1) to the Schedule TO.

Term Loan Facility

On September 16, 2019, Parent entered into a facility agreement (the “Term Loan Agreement”) with Danske Bank A/S and Nordea Danmark, Filial af Nordea Bank Abp, Finland, as mandated lead arrangers, BNP Paribas Fortis SA/NV and Skandinaviska Enskilda Banken AB (publ), as lead arrangers, Jyske Bank A/S, as arranger, Nordea Danmark, Filial af Nordea Bank Abp, Finland, as documentation agent, the financial institutions listed on Schedule 1 thereto, as lenders, and Danske Bank A/S, as facility agent (the “Term Facility Agent”). The Term Loan Agreement provides a DKK 2.0 billion (or approximately $294 million at a DKK/USD exchange rate as of October 9, 2019 of 6.81) unsecured term loan facility (the “Term Loan Facility”) which matures at the first anniversary of the Closing Date. Borrowings under the Term Loan Facility are subject to customary conditions.

Borrowings under the Term Loan Facility will bear interest at a rate per annum equal to the sum of (i) CIBOR for the relevant interest period, which may be three, six or twelve months, and (ii) the applicable margin. The applicable margin is determined based on a pricing grid with eight pricing levels depending on Parent’s consolidated leverage (calculated as a ratio of net debt to adjusted EBITDA for a relevant period) and ranges from 0.45% to 1.85% per annum. As of October 10, 2019, there were no borrowings outstanding under the Term Loan Facility. Interest rates applicable to future loans under the Term Loan Facility will be subject to the factors described above, including increase or decrease in the applicable margin as a result of changes in Parent’s consolidated leverage.

All payments of principal and interest with respect to the Term Loan Facility will be due and payable as specified in the Term Loan Agreement. The Term Loan Facility contains no interim amortization and all amounts outstanding thereunder will be due and payable at maturity. Parent may cancel, in whole or in part, the commitments under the Term Loan Facility at any time with prior notice to the Term Facility Agent, subject to certain conditions specified in the Term Loan Agreement. In addition, Parent may voluntarily prepay loans under the Term Loan Facility in whole or in part at any time following the Closing Date, without premium or penalty, upon notice to the Term Facility Agent and subject to the conditions specified in the Term Loan Agreement. Amounts repaid under the Term Loan Agreement cannot be reborrowed.

To date, no plans have been made to finance or repay the Term Loan Facility after the consummation of the transactions contemplated by the Merger Agreement, other than as required by the terms of such the Term Loan Agreement.

The Term Loan Agreement contains representations and warranties, affirmative and negative covenants, including financial maintenance covenants, and events of default, that Parent believes are usual and customary for such a credit facility.

The foregoing summary of the Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Term Loan Agreement itself, which is incorporated herein by reference. We have filed a copy of the Term Loan Agreement as Exhibit (b)(2) to the Schedule TO.

Financial Condition of Parent, Payor and Purchaser

We do not think Parent’s, Payor’s or Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•

Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Closing Amount in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs on the payment date applicable thereto.

While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision to tender your Shares:

•

our financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to provide to Payor to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Parent and Payor than those accorded to general unsecured creditors of Parent and Payor under applicable law;

•	the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and Payor’s secured obligations to the extent of the collateral securing such obligations; and

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the Payor’s and Parent’s other subsidiaries.”

(5)

The information set forth under Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented by deleting the paragraphs under the subsection titled “CVR Agreement” and replacing it with the following paragraphs:

“Each CVR represents the right of the CVR holder to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the Milestone (i.e., receipt of the first Marketing Authorization Approval, which consists of the first legally valid approval by the European Commission of a marketing authorization application of any medicinal product for human use containing Eptinezumab antibody for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2). Once granted by the European Commission, the Marketing Authorization Approval is legally binding on all European Member States, Iceland, Norway and Liechtenstein. A legal challenge, if any, to the Marketing Authorization Approval, would not affect the right of CVR holders to receive the contingent cash consideration nor entitle Parent or Payor to delay the payment thereof. If the Milestone has been achieved on or prior to the CVR Expiration Date, then on or prior to the date that is twenty (20) business days following achievement of the Milestone, Parent will deliver to the Rights Agent the Milestone Notice, together with an officer’s certificate certifying the date of such achievement and that the CVR holders are entitled to receive the previously contingent cash consideration, and Payor will promptly after delivery of the Milestone Notice deposit with the Rights Agent the aggregate amount necessary to pay CVR holders the previously contingent cash consideration. The Rights Agent will then promptly, and in any event within ten (10) business days after receipt of the Milestone Notice (as well as any letter of instruction reasonably required by the Rights Agent), send to each CVR holder at its registered address a copy of the Milestone Notice and pay the product of (i) $2.00 and (ii) the number of CVRs held by such CVR holder as reflected in the CVR Register, less any applicable withholding taxes, by check mailed to the address of such CVR holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice. If the Milestone has not been achieved on or prior to the CVR Expiration Date, Payor will not be required to make any payment to the Rights Agent or any CVR holder pursuant to the CVR Agreement.

At or prior to Offer Acceptance Time, Parent, Payor and the Rights Agent, for the equal and proportionate benefit of all holders of CVRs, will enter into the CVR Agreement governing the terms of the CVRs to be received by Alder’s stockholders. Each holder will be entitled to one (1) CVR for each Share outstanding or underlying each of the In the Money Options, Company RSUs and Company PSUs, in each case, whether or not vested, and Class A-1 Convertible Preferred Stock, that (i) the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. Each holder of the Company Warrant and the Convertible Senior Notes, upon the exercise or conversion thereof, will become entitled to one (1) CVR for each underlying Share of the Company Warrant or Convertible Senior Notes on an as converted basis, in the case of the Convertible Senior Notes, solely to the extent that cash is not delivered to converting holders in lieu of the CVR. Each holder of Out of the Money Options with an exercise price below $20.00 will receive the right to a cash payment of $20.00 minus the exercise price. Any Out of the Money Options with an exercise price greater than or equal to $20.00 will be cancelled, and no consideration will be received therefor.

Under the CVR Agreement, Parent shall, and shall cause its subsidiaries to, use “Commercially Reasonable Efforts” to achieve the Milestone as promptly as practicable following the Effective Time and no later than the CVR Expiration Date. For purposes of the CVR Agreement, “Commercially Reasonable Efforts” means the level of efforts and resources that are consistent with the level of efforts and resources normally used, in good faith, by Parent to develop and obtain Marketing Authorization Approval for a product which is at a similar stage in development and has a similar market potential as the CVR Product (“Relevant Product”), taking into account all scientific, commercial and other relevant factors that Parent, exercising good faith, would normally take into account with Relevant Products that it owns or has licensed-in, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, the regulatory structure involved, the regulatory environment, the availability of coverage and reimbursement and the expected profitability of the applicable product (including development costs and time lines, cost of goods and all other costs associated with the applicable product and time lines associated with commercial entry) (provided that, notwithstanding the foregoing, such level of efforts and resources shall be determined without taking into account the aggregate contingent cash consideration payment to CVR holders payable in accordance with, and subject to, the terms of the CVR Agreement).

Use of Commercially Reasonable Efforts by Parent under the CVR Agreement does not (i) require a filing with respect to a Marketing Authorization Approval for the CVR Product prior to the fourth quarter of calendar year 2020 and (ii) guarantee that Parent will achieve the Milestone at all or by a specific date.

Parent shall issue a press release (which will be made available online at https://investor.lundbeck.com/releases) (or in the absence of issuing a press release, notify the CVR holders in writing) promptly following each of the following:

•

acceptance by the applicable governmental body of each application seeking Marketing Authorization Approval for a CVR Product for the prevention, prophylaxis and/or palliation of migraine in any or all patient populations based on an application for such approval which relies on efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2, unless the Milestone has already been achieved or the CVR Expiration Date has occurred, and

•	achievement of the Milestone.

There can be no assurance that the Milestone will be achieved on or prior to the CVR Expiration Date and that the resulting payment under the CVR Agreement will be required of Payor with respect to the Milestone.

The CVRs are contractual rights only, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The rights of CVR holders under the CVR Agreement will be limited to those expressly provided in the CVR Agreement, which, apart from the right to receive the contingent cash payment noted above, include that:

•

the CVRs will not be transferable except (i) upon death by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (iv) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by DTC;

•

Parent and Payor are entitled to amend the terms of the CVR Agreement without the consent of the CVR holders for the following purposes: (i) evidencing a successor of Parent or Payor; (ii) adding to the covenants of Parent and Payor such further covenants, restrictions, conditions, or provisions as Parent, Payor and the Rights Agent determine to be for the protection of the CVR holders, provided such provisions do not adversely affect the interests of the CVR holders; (iii) curing ambiguities, correcting or supplementing any provision in the CVR Agreement that may be defective or inconsistent with any other provision in the CVR Agreement, provided such provisions do not adversely affect the interests of the CVR holders; (iv) ensuring that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act or any applicable securities laws outside of the United States, provided such provisions do not adversely affect the interests of the CVR holders; (v) providing for a successor rights agent; or (vi) any other amendments that are not adverse to the interests of the CVR holders; and

•

Subject to the immediately preceding bullet, Parent, Payor and the Rights Agent may amend the CVR Agreement only with consent of the Acting Holders, and other than the Rights Agent, only the Acting Holders, on behalf of all CVR holders, have the right to institute any action or proceeding with respect to the CVR Agreement. No individual CVR holder or other group of CVR holders will be entitled to exercise such rights.

The CVRs will not (i) entitle holders thereof to any voting or dividend rights, (ii) accrue any interest on any amounts payable on the CVRs to any holder, (iii) represent any equity or ownership interest in Parent, Payor, Purchaser, Alder or any of their respective affiliates or (iv) impose under the CVR Agreement any fiduciary or similar duties or obligations on Parent and its directors and officers or Payor and its managers and officers.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, the form of which is filed as Exhibit (d)(5) of the Schedule TO.”

Item 12.

Item 12 of the Schedule TO and the Exhibit Index is amended and restated with respect to Exhibits (b)(1) and (b)(2) to the Schedule TO, which exhibits have been filed herewith without omission of previously redacted portions thereof, as follows:

“(b)(1)**	Multicurrency Revolving Facility Agreement, dated June 25, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(b)(2)**	Facility Agreement, dated September 16, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2019

H. LUNDBECK A/S

By:	/s/ Deborah Dunsire
Name:	Deborah Dunsire
Title:	Chief Executive Officer

LUNDBECK LLC

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President and Lead Manager

VIOLET ACQUISITION CORP.

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 23, 2019 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(B)*	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(C)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(1)(F)*	Summary Advertisement as published in The New York Times on September 23, 2019 (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

(a)(5)(A)*	Joint Press Release issued by H. Lundbeck A/S and Alder BioPharmaceuticals, Inc. on September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(B)*	Presentation Slides issued by H. Lundbeck A/S on September 16, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(C)*	Letter from President and CEO of H. Lundbeck A/S to Employees of Alder BioPharmaceuticals, Inc., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(D)*	Social Media Posts from September 16, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 16, 2019).

(a)(5)(E)*	Transcript of H. Lundbeck A/S Investor/Analyst Conference Call, dated September 16, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 18, 2019).

(b)(1)**	Multicurrency Revolving Facility Agreement, dated June 25, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(b)(2)**	Facility Agreement, dated September 16, 2019, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(d)(1)*	Agreement and Plan of Merger, dated as of September 16, 2019, by and among Alder BioPharmaceuticals, Inc., H. Lundbeck A/S, Lundbeck LLC and Violet Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(2)*	Amendment to Alder’s Amended and Restated Bylaws, dated as of September 15, 2019 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(3)*	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S (incorporated by reference to Exhibit (d)(3) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

Exhibit No.	Description

(d)(4)*	Tender and Support Agreement, dated September 16, 2019, by and among H. Lundbeck A/S, Violet Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.